Mail Stop 4561

September 5, 2008

Mr. Bernard L. Brodkorb
President, Chief Executive Officer, and Chief Financial Officer
ISA Internationale Inc.
2564 Rice Street
St. Paul, MN 55113

> **Re:** **ISA Internationale Inc.**
> **Form 10-KSB for the year ended September 30, 2007**
> **Forms 10-QSB for the periods ended December 31, 2007; March 31,**
> **2008; and June 30, 2008**
> **File No. 001-16423**

Dear Mr. Brodkorb:

We have read your supplemental response letter dated August 29, 2008 and have the following comments. In our comments, we ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for the year ended September 30, 2007

Note 7 Extraordinary Gain and Subsequent Events

1. We note your response to prior comment 4 and reissue the comment. Specifically, please cite the accounting literature that allows you to record an extraordinary gain. We do not believe a return of previously issued shares would result in any type of gain or impact to the income statement.

Form 10-QSB for the period ended June 30, 2008

Exhibit 31.1 – Section 302 Certification

2. Your responses to prior comments 6 and 7 refer us to the Section 302
    Certifications in your Form 10-QSB for the period ended June 30, 2008.
    However, we note that your certification in that filing also was not filed in the
    exact form as outlined in Item 601(b)(31) of Regulation S-B. Specifically, we
    refer you to the rule references in the introduction to paragraph 4 and the omission
    of language in paragraph 4.b. Please confirm to us that you will revise your
    certifications in future filings to use the exact language required.

                                        *****

        Please respond to these comments within 10 business days by filing your response
letter on EDGAR or tell us when you will provide us with a response. Detailed letters
greatly facilitate our review. Please understand that we may have additional comments
after reviewing your responses to our comments.

        You may contact Jonathan Wiggins at (202) 551-3694 or me at (202) 551-3486 if
you have questions regarding comments on the financial statements and related matters.

                                        Sincerely,

                                        Daniel L. Gordon
                                        Branch Chief